EXHIBIT 3.1

                            CERTIFICATE OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                       MEDICAL CONNECTIONS HOLDINGS, INC.

         The undersigned, being the President of, MEDICAL CONNECTIONS HOLDINGS, INC. (the "Company") and being duly authorized by the Board of Directors hereby certifies that:

         FIRST: Article IV of the Articles of Incorporation is hereby amended to read as follows:

         4.1 Authorized Shares: The total number of shares of capital stock that the Corporation has the authority to issue is 30,000,000 (30 million) shares; consisting of 25,000,000 (25 million) shares of common stock $.001 par value and five million (five million) shares of preferred stock, $.001 par value.

         4.2 Rights for Preferred Shares: The board of directors is expressly authorized to adopt, from time to time, without further shareholder action a resolution, or resolutions providing shares in each such series and to fix the designations and powers, preferences and relative, participating, optional and other qualifications, limitations and restrictions of such shares, of each such series.

         4.3 Authorization to issue Series A Preferred Shares.

         Pursuant to a duly adopted resolution of the Company's Board of Directors approved April 24, 2006, the Company is hereby authorized to issue 1,000,000 (one million) shares of Series A Preferred Shares with the following rights and preferences:

         (a) Each holder of the Series A Preferred Shares may convert each share of Preferred Stock into nineteen (19) shares (the "Conversion Ratio")of the Company's Common Stock at any time following December 31, 2006. The Conversion Ratio is subject to adjustment in the event of any recapitalization or reorganization. The Holders of the Series A Preferred Shares will be required to tender the Series A Preferred Share Certificate to the Company for redemption prior to issuance of any shares of Common Stock.

         (b) Holders of the Series A preferred shares shall be entitled to one vote per share for each Series A Preferred Share beneficially owned on all matters brought to a vote of the holders of the Common Stock.

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         4.4 Authorization to issue Series B Preferred Shares.

         Pursuant to a duly adopted resolution of the Company's Board of Directors approved April 24, 2006, the Company is hereby authorized to issue 1,000,000 (one million) shares of Series B Preferred Shares with the following rights and preferences:

             (a) Holders of the Series B preferred shares shall be entitled to ten votes per share for each Series B Preferred Share beneficially owned on all matters brought to a vote of the holders of the Common Stock

         The foregoing amendment was authorized and adopted by resolution of the Board of Directors and approved by the shareholders owning a majority of the Company's issued and outstanding shares of common stock, pursuant to a written consent of the shareholders in lieu of a meeting on April 24, 2006. The number of votes cast by the shareholders for approval of the amendment was sufficient for approval.

         IN WITNESS WHEREOF the undersigned hereby submits this Certificate of Amendment to the Articles of Incorporation and affirms the same as true under penalties of perjury this 20th day of June ,2006.

/s/ Anthony Nicolosi
    ----------------
    ANTHONY NICOLOSI, PRESIDENT/DIRECTOR